PRIMERO PROVIDES AN OPERATIONS AND CORPORATE UPDATE
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, September 21, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announces an update on recent activities at its operating mines, the San Dimas gold-silver mine located in Durango, Mexico and the Black Fox gold mine located near Timmins, Ontario, Canada. The Company is also providing an update on recent corporate activities.

Highlights:

  San Dimas Experiences Ramp-Up Delay: While the San Dimas mine has experienced a recent improvement in operations, it has not seen the full step increase in productivity that underpinned the 2017 restart plan. Further, the Company has had to restrict capital spending due to current liquidity constraints and has reduced both development and exploration expenditures. As a result, the Company has lowered its 2017 San Dimas production guidance to between 75,000 and 85,000 gold equivalent ounces1 at total cash costs2 of between $800 and $900 per gold equivalent ounce with all-in sustaining costs3 (“AISC”) increasing to $1,050 to $1,150 per gold ounce.

  Black Fox Sale Expected to Close in Early-October: Primero continues to work with McEwen Mining to facilitate the closing of the Black Fox Complex transaction, which is expected to be completed in the first week of October. Black Fox is expected to achieve full-year 2017 production guidance of between 50,000 and 60,000 ounces of gold at AISC of $1,150 to $1,250 per ounce. The Company expects that at the time of closing Black Fox will have delivered approximately 50,000 gold ounces attributable to Primero in 2017.

  Production Guidance Update: Primero’s 2017 production guidance has been reduced to reflect a more gradual restart of the San Dimas operations and the pending sale of the Black Fox Complex. Primero expects consolidated 2017 production of between 125,000 and 135,000 gold equivalent ounces at total cash costs of between $800 and $900 per gold equivalent ounce with AISC of between $1,200 and $1,300 per gold ounce.

  Corporate Update and Current Liquidity Position: Primero continues to operate in a cash conservation mode as management works on possible alternatives to refinance or repay its upcoming debt obligation. The Company continues with negotiations on the potential sale of San Dimas or potential renegotiation of its silver stream. Primero had approximately $12 million in cash at August 31st and has fully-drawn its $75 million revolving credit facility (“RCF”). The Company expects to use the proceeds from Black Fox transaction to reduce its total debt position.

“We remain very cognizant of the challenges facing us and remain committed to our Primero stakeholders in working to achieve resolution,” stated Joseph F. Conway, Interim President and Chief Executive Officer. “We continue to advance our strategic process and our objective is to obtain a fair distribution of value for Primero stakeholders. At the same time, we are working on possible alternatives to refinance or repay our revolving credit facility due in November and see the sale of the Black Fox asset as a critical step towards meeting this near-term hurdle.”

San Dimas Experiences Ramp-Up Delay

Primero previously highlighted the potential risk to its 2017 guidance if productivity improvements at San Dimas did not progress as planned. It should also be noted that the 2017 guidance includes periods of inactivity at site during the San Dimas strike and the negotiation of the 2016 annual workers’ bonus (“PTU Bonus”). Since the conclusion of these negotiations in July, the site has experienced an improvement in worker alignment. However, the expected ramp-up in production has been significantly delayed due to persistent issues with underground equipment reliability, which has impacted development rates and underground stoping activities. San Dimas has plans in place to address these issues. Primero cautions that continued investment into both development and exploration will be required to achieve future production levels significantly above the 2017 forecast.

As a result of the operational challenges which the site is experiencing, Primero expects to apply revised operating assumptions, including higher cut-off grades and revised cost structures and metals prices, when it evaluates its year-end 2017 Mineral Reserves and Resources. The Company does not expect to replace 2017 mining depletion of Mineral Resources and Reserves due to these factors and the recent cash conservation which has limited the site’s ability to conduct exploration drifting and drilling.

Black Fox Sale Expected to Close in Early-October

Primero continues to work with McEwen Mining Inc. (NYSE: MUX, TSX:MUX) ("McEwen") to facilitate the closing of the Black Fox Complex transaction, which is expected to be completed in the first week of October. The pending sale includes the Black Fox mine and all associated assets, including the Black Fox-Stock mill and the Froome and Grey Fox deposits. The Company expects that by the time of the transaction closing Black Fox will have delivered approximately 50,000 gold ounces attributable to Primero in 2017.

Black Fox has recently depleted its low-grade surface stockpile and the operation has successfully transitioned to an underground-only operation with a reduced milling schedule. The mine is expected to achieve full-year 2017 production guidance of between 50,000 and 60,000 ounces of gold at total cash costs of $850 to $950 per ounce with AISC of $1,150 to $1,250 per ounce.

Production Guidance Update

Primero has reduced its 2017 production guidance to reflect the delayed ramp-up of the San Dimas operations following the strike and other labour disruptions experienced earlier this year and the intended sale of the Black Fox Complex. Primero expects consolidated 2017 production of between 125,000 and 135,000 gold equivalent ounces, including 110,000 to 120,000 ounces of gold and 4.5 to 5.0 million ounces of silver. This compares to previous guidance of between 140,000 and 170,000 gold equivalent ounces.

Total cash costs are expected to be in the range of $800 to $900 per gold equivalent ounce, and AISC is expected to be between $1,200 and $1,300 per gold ounce.

Table 1: Revised Full-Year 2017 Production Guidance

	Previous Guidance			Revised Guidance
	San Dimas	Black Fox	Consolidated	San Dimas	Black Fox	Consolidated*
Attributable production (gold equivalent ounces)	90,000- 110,000	50,000-60,000	140,000- 170,000	75,000-85,000	50,000-60,000	125,000- 135,000
Gold Production (ounces)	75,000-90,000	50,000-60,000	125,000- 150,000	60,000-70,000	50,000-60,000	110,000- 120,000
Silver Production (million ounces)	4.5-5.5	N/A	4.5-5.5	4.5-5.0	N/A	4.5-5.0
Total cash costs (per gold equivalent ounce)	$650-$800	$850-$950	$700-$850	$800-$900	$850-$950	$800-$900
AISC (per gold ounce)	$900-$1,050	$1,150-$1,250	$1,050-$1,200	$1,050-$1,150	$1,150-$1,250	$1,200-$1,300
Capital Expenditures ($ millions)	$33.4	$14.8	$48.2	$21.7	$14.8	$35.1

*Revised consolidated 2017 guidance includes approximately 50,000 ounces of gold production and $13.4 million of capital expenditures at Black Fox attributable to Primero prior to the completion of the transaction with McEwen expected in early-October.

Material assumptions used to forecast total cash costs for 2017 were based on the Company’s actual results year-to-date and include an estimated average gold price of $1,250 per ounce for the remainder of the year, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2017. Silver sold under the silver purchase agreement is expected to average $4.32 for the remainder of 2017.

Corporate Update and Current Liquidity Position

The Company continues to operate in a cash conservation mode and will limit expenditures to only core areas necessary to maintain current production levels in the near-term. Management continues to work on possible alternatives to refinance or repay its upcoming debt obligation and continues with negotiations on the potential sale of San Dimas or potential renegotiation of its silver stream. In Mexico, the Company continues to defend its transfer pricing tax position and the validity of its Advance Pricing Agreement (the ‘APA’) in legal proceedings, while also seeking to resolve matters through a negotiated solution with SAT. There can be no certainty that any of the foregoing matters will be resolved in a manner that enables the Company to continue to conduct operations in a sustainable manner.

At August 31, 2017, Primero had approximately $12 million in cash. The Company has fully-drawn its $75 million RCF which will mature on November 23, 2017. The Company expects to use the proceeds from Black Fox transaction to reduce its total debt position. Additionally, Primero has recently received approximately $4.6 million in Mexican VAT refunds over two instalments in July and August, and is working closely with SAT to arrange for the remaining eligible outstanding VAT amounts totalling $32 million to be refunded in due course.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the revised 2017 production guidance for San Dimas is based on forecast realized prices of $1,250 per ounce of gold and $4.32 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2017 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s second quarter 2017 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of applicable Canadian and United States securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “planning” “expects”, “is expected”, “believes”, “forecast”, “estimated”, “potential”, “is to” , “future”, “pending”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “will”, “will implement”, “will allow”, “will lead to”, “to ensure” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “providing the Company with”, “is currently”, “allows/allowing for”, “will advance”, “remains on track to”, “continues to” or other statements that may be stated in the present tense with future implication. The Company’s guidance is inherently forward-looking.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s 2017 guidance of production, cash costs and all-in sustaining costs and the expected results of the Company’s operations in relation to such guidance; the pending sale of the Black Fox Complex, that the transaction will close in the first week of October, that Black Fox will have delivered approximately 50,000 gold ounces to the Company’s account by the time of the closing, and that the proceeds of the transaction will reduce the Company’s total debt position; the Company’s ongoing work to achieve resolution of its challenges; the expectations for the San Dimas operations, including the plans to address issues relating to the delayed ramp-up in production, and that continued investment in development and exploration will be required to achieve higher production levels in the future; the Company’s advancement of its strategic process and its objective to obtain a fair distribution of value for the Company’s stakeholders; the Company expects to apply revised operating assumptions including higher cut-off grades, revised cost structures and metal prices when evaluating its 2017 Mineral Reserves and Resources, and its expectation that it will not replace 2017 mining depletion; the expected investment in development and exploration, the impact of reduced exploration and capital spending or the failure to identify new large veins on the ability to achieve expected mining rates and production in future; the inability of the Company to grow its reserves and resources and achieve a competitive cost structure; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s expectation to receive VAT refunds or corporate tax refund of Mexican tax instalments paid; the ability of the Company to defend its Mexican transfer pricing tax position and the validity of its APA or to resolve matters through a negotiated solution with SAT; the ability of the Company to reduce, repay, extend or refinance its credit facility; the ability of the Company’s strategic review process to improve stakeholder value including through potential divestiture or amendments to the Wheaton Precious Metals’ silver purchase agreement and the ability of such process to achieve resolutions acceptable to stakeholders; the estimated price of gold and silver anticipated to be received for the Company’s sales of gold and silver; and the potential for the Company to require additional funding.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to achieve production, cash cost and AISC within its 2017 guidance; that the Company’s plans to address issues contributing to the ramp-up delay will be successful; that the Company will realize productivity improvements, cost reductions, and return to profitability at its San Dimas operations; that the Company will be able to implement its phased restart of operations and generate positive cash flow and operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company will be able to complete its sale of the Black Fox complex to McEwen; that the Company will be able to reduce, repay, extend or refinance its debt; that the Company’s strategic review process will be effective in improving stakeholder value; that the Company will be able to achieve amendments to the Wheaton Precious Metals’ silver purchase agreement or other strategic changes that will enable the San Dimas mine to be sold or operate profitably; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that there are no material variations in the current tax and regulatory environment; that the Company will be able to successfully defend its Mexican transfer pricing tax position and the validity of the APA, or otherwise achieve a negotiated resolution with the SAT; that the Company will receive refunds of Mexican VAT and income tax as entitled; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve productivity improvements, cost reductions, planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans, or such plans may not result in the discovery of mineralization in minable quantities, or in sufficient quantities to support future mining rate or production expectations; the exchange rate between the Canadian dollar; the Company may not be successful in defending its Mexican transfer pricing tax position and the validity of the APA, or otherwise achieve a negotiated resolution with the SAT; the Company may not receive its Mexican VAT or income tax refunds in due course; the Company may not complete the sale of the Black Fox complex; the Company’s strategic review process may not result in changes or transactions that improve or provide value for the Company’s stakeholders; the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to mine at planned capacity or implement its phased restart of the San Dimas operation; that the Company may not be able to reduce, repay, extend or refinance its outstanding debt, or secure other sources of funding. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.